UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Barings Private Credit Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

06763A 101

(CUSIP Number)

Cliffwater Corporate Lending Fund

Lance Johnson, Treasurer

c/o Cliffwater LLC

4640 Admiralty Way, 11th Floor

Marina del Rey, CA 90292

310-448-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 27, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 06763A 101	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cliffwater Corporate Lending Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 30,995,145.631 shares
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 30,995,145.631 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,995,145.631 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14.	TYPE OF REPORTING PERSON (see instructions) IV

CUSIP No. 06763A 101	13D	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cliffwater LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 30,995,145.631 shares
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 30,995,145.631 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,995,145.631 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 06763A 101	13D	Page 4 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stephen Nesbitt**
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 30,995,145.631 shares
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 30,995,145.631 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,995,145.631 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14.	TYPE OF REPORTING PERSON (see instructions) IN

**	Mr. Nesbitt may be deemed to beneficially own 30,995,145.631 shares through his influence over Cliffwater Corporate Lending Fund. Mr. Nesbitt disclaims beneficial ownership of any units beneficially owned by Cliffwater Corporate Lending Fund, except to the extent of his voting and dispositive interests in such units. Mr. Nesbitt has no pecuniary interest in the units beneficially owned by Cliffwater Corporate Lending Fund.

CUSIP No. 06763A 101	13D	Page 5 of 7 Pages

Item 1.  Security and Issuer.

Common stock of Barings Private Credit Corporation. The address of its principal executive offices is 300 South Tryon Street, Suite 2500, Charlotte, North Carolina 28202.

Item 2.  Identity and Background.

This Statement is being filed by Cliffwater Corporate Lending Fund, a statutory trust organized under the laws of the state of Delaware (“CCLF”), Cliffwater LLC, a Delaware limited liability company, its investment adviser (together with CCLF, the “Reporting Persons”) and Stephen Nesbitt, a U.S. citizen.. The address of CCLF’s principal place of business and principal executive office is c/o UMB, 235 West Galena Street, Milwaukee, WI 53212. The address of (1) Cliffwater LLC’s principal place of business and principal executive office and (2) Stephen Nesbitt is 4640 Admiralty Way, 11th floor, Marina del Rey, CA 90292.

The following are the officers of the CCLF: Stephen Nesbitt, President; Lance Johnson, Treasurer; Ann Maurer, Treasurer; and Bernadette Murphy, Chief Compliance Officer.

The following are the trustees of the CCLF: Paul Atkins, Dominic Garcia, Paul Williams and Stephen Nesbitt.

The following are the partners of Cliffwater LLC: Stephen Nesbitt, Chief Executive Officer; Kathleen Barchick Senior Managing Director; Phil Hasbrouck, Senior Managing Director; Stephen Blake Nesbitt, Senior Managing Director, Thomas Lynch, Senior Managing Director, Daniel Stern, Senior Managing Director, Gabrielle Zadra, Senior Managing Director; James Feidler, Senior Managing Director; and Jonathan Rogal, Senior Managing Director.

All of the individuals listed above are citizens of the United States. None of the Reporting Persons or individuals listed above has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

The funds for the purchase of the 30,995,145.631 common shares came from the CCLF’s working capital. The total purchase price was $625,000,000.

Item 4.  Purpose of Transaction.

CCLF has purchased the common shares for investment purposes. CCLF does not presently have any plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 06763A 101	13D	Page 6 of 7 Pages

Item 5.  Interest in Securities of the Issuer.

(a) – (b) The responses to Items 7 to 13 on the three cover pages of this Schedule 13D are incorporated herein by reference. The percentage of common shares outstanding reported as beneficially owned by the Reporting Person set forth on page two as of the date hereof is based on 30,995,145.631 common shares outstanding.

(c)       Except as discussed in this Schedule 13D, none of CCLF or the persons listed in Item 2 above effected any transactions in the shares during the sixty days before the date of this Schedule 13D.

(d)       Not applicable.

(e)       Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

CCLF and the Issuer entered into a Fund of Funds Investment Agreement, dated August 20, 2021, that provided for the acquisition of the Issuer’s securities by CCLF in a manner consistent with the requirements of Rule 12d1-4 under the Investment Company Act of 1940.

Item 7.  Material to Be Filed as Exhibits.

A – Joint Filing Agreement

B – Fund of Funds Investment Agreement, dated August 20, 2021

CUSIP No. 06763A 101	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 7, 2021

Cliffwater LLC

By:	/s/ Stephen Nesbitt
Name: Stephen Nesbitt Title: Chief Executive Officer

Cliffwater Corporate Lending Fund

By:	Cliffwater LLC,
Investment Adviser

By:	/s/ Stephen Nesbitt
Name: Stephen Nesbitt Title: Chief Executive Officer

/s/ Stephen Nesbitt
Stephen Nesbitt